UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
       DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

                                       Commission File Number 333-122268

                            Mastellone Hermanos S.A.
             (Exact name of registrant as specified in its charter)

                         E. Ezcurra 365 Piso 2, Of. 310
                                   (C1107CLA)
                                  Buenos Aires
                                    Argentina
                              (011 5411) 4318-5000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Notes                                        CUSIP/ISIN No.
          ---------------------------------     --------------------------------

             8% Series A2 Notes Due 2012           57632 PAG5/ US57632PAG54

             8% Series B2 Notes Due 2012           57632 PAH3/ US57632PAH38

            (Title of each class of securities covered by this Form)

                                      None

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)     [ ]           Rule 12h-3(b)(1)(i)     [ ]
             Rule 12g-4(a)(1)(ii)    [ ]           Rule 12h-3(b)(1)(ii)    [ ]
             Rule 12g-4(a)(2)(i)     [X]           Rule 12h-3(b)(2)(i)     [ ]
             Rule 12g-4(a)(2)(ii)    [ ]           Rule 12h-3(b)(2)(ii)    [ ]
                                                   Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:
Approximately 31

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 30, 2006                            By:   /s/ Pascual Mastellone
       ------------------------                      ---------------------------
                                                     Pascual Mastellone
                                                     Chief Executive Officer